Wintrust Financial Corporation
Form 10-K, Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.
(dollars in thousands)

		Years ended December 31,
		2007	2006	2005	2004	2003

Income before income taxes	A	$83,824	$104,241	$104,950	$80,887	$59,344

Interest expense:
Interest on deposits		$294,914	$265,729	$156,252	$83,135	$67,963
Interest on other borrowings	C	55,093	43,330	34,025	20,787	15,536

Total interest expense	B	$350,007	$309,059	$190,277	$103,922	$83,499

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	1.24x	1.34x	1.55x	1.78x	1.71x
Excluding deposit interest	(A+C) / C	2.52x	3.41x	4.08x	4.89x	4.82x